UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Evolv Technologies Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39417	84-4473840
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 Totten Pond Road, 4th Floor Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip code)
John Kedzierski
Chief Executive Officer
(781) 374-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure.

Item 1.01. Conflict Minerals Disclosure and Report.
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Evolv Technologies Holdings, Inc. (“Evolv”) has undertaken efforts to determine its conflict minerals reporting obligations for the period from January 1 to December 31, 2025.

A copy of the Conflict Minerals Report of Evolv for the reporting period January 1 to December 31, 2025 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also publicly available at Evolv’s website at https://ir.evolvtechnology.com/sec-filings/all-sec-filings.
Item 1.02 Exhibit.
Evolv has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form SD.
Section 3 - Exhibits.
Item 3.01 Exhibits.
The following exhibit is submitted as part of this report.

Exhibit No.	Description

1.01	Evolv Technologies Holdings, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evolv Technologies Holdings, Inc.

Date: June 1, 2026	By:	/s/ George C. Kutsor
	Name:	George C. Kutsor
	Title:	Chief Financial Officer